April 23, 2012

VIA EDGAR

Mr. James E. O'Connor
Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Arden Sage Multi-Strategy Fund, L.L.C. (File Nos. 333-177737 and 811-21778) ("Multi-Strategy")
Arden Sage Multi-Strategy Institutional Fund, L.L.C. (File Nos. 333-177738 and 811-22224) ("Multi-Strategy Institutional")
Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. (File Nos. 333-177524 and 811-22225) ("Multi-Strategy TEI Institutional")

Dear Mr. O'Connor and Ms. DiAngelo:

Set forth below are each of the above-referenced fund's (each, a "Fund") responses to comments received from you in connection with each Fund's Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (the "Registration Statement").  For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement.

1.	Please withdraw the Pre-Effective Amendment No. 1 filed by Multi-Strategy under the incorrect Securities Act file number and re-file it under the correct file number.

The Pre-Effective Amendment has been withdrawn and re-filed under the correct Securities Act file number.

2.	Please explain what the extraordinary expenses referenced in the Funds' Financial Highlights tables for the period ended September 30, 2011 relate to.

The expenses, which relate to redemption fees charged by certain underlying funds from which Arden Sage Multi-Strategy Master Fund, L.L.C. redeemed during the period, were mischaracterized as extraordinary expenses in the Funds' semi-annual financial statements for the

April 23, 2012

period ended September 30, 2011.  These amounts should have been reflected as realized losses and will be reflected as such in the Funds' audited annual financial statements for the year ended March 31, 2012.  The Funds do not believe that this mischaracterization had a material impact on the Funds. Going forward, the Funds' Chief Financial Officer has implemented additional controls to help assure that the correct reporting methodology is applied to expenses of this type.

3.
Please confirm that Robeco Investment Management's ("Robeco") ability to recoup expenses from each Fund ended on October 1, 2011. Please also revise the disclosure in each Fund's prospectus to reflect that only Arden Asset Management LLC may recoup expenses from the Funds pursuant to the terms of their Expense Limitation Agreements.

The Funds confirm that Robeco's ability to recoup expenses from the Funds ended on October 1, 2011.  The Funds are in the process of revising their Expense Limitation Agreements to reflect that only Arden Asset Management LLC may recoup expenses from the Funds.  The disclosure in each Fund's prospectus has been revised accordingly.

In addition to the foregoing, each Fund acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

The Funds believe that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 756-2131.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George M. Silfen

George M. Silfen